AGREEMENT

FOR
CONTRACT SERVICES

Agreement entered into this 10th day of July 2009, by end between Stellar Biotechnologies Inc., 321 E. Hueneme Rd., Port Hueneme, CA 9304i (hereinafter referred to as "Stellar") and Darrell Brookstein, (hereinafter referred to as "Contract Employee”), and collectively referred to as "the Parties".

WITNESSETH:

WHEREAS, Stellar is a California Corporation engaged in research and development of pharmaceutical products, and

WHEREAS, Stellar wishes to engage the Contract Employee to perform certain duties on its behalf, and NOW, in consideration of the foregoing premises and the mutual covenants of the Parties sat forth herein, the Parties hereby agree as follows:

ARTICLE 1 – SCOPE OF WORK;

Consultant will provide business plan and corporate development consulting services as may he specified from time to time by Stellar in support of its research and development activities.

ARTICLE 2 - TERM AND TERMINATION;

2.1

Term

This Agreement shall commence on the date first written above and shall remain in full force for a period of up six months unless extended under Section 2,3, or until terminated by either party under Section 2.2

2.2

Early Termination

This Agreement may be terminated at any time upon notice given by either any during the initial term of this agreement or any extension thereof.

2.3

Extension of Term

Upon written agreement of the Parties, this agreement may be extended under such terms and conditions as may be deemed desirable and agreed upon by both parties.

2.4 Continuing Obligations

Notwithstanding the termination of this Agreement, the Parties shall continue to be bound by the provisions of this Agreement with respect to matters arising and liabilities accruing during the term hereof.

ARTICLE 3 - COMPENSATION

3.1

Consulting Services

For services as specified in Article 1 - Scope of Work, Stellar shall pay consultant the sum of $7,000 per each 1 month period of service until September 10, 2009 then, only if Stellar has funding available to pay, 10,000 per month thereafter.

3.2

Other Expenses.

None

3.3

Early Termination

If contract employee decides to terminate this Agreement under 2.2 then Contract Employee shall submit an invoice for that portion of the full term of the contract as Contract Employee actually worked. Stellar shall be obligated to pay only the amount of the invoice submitted for portion of the term actually completed.

ARTICLE 4 - NOTIFICATIONS

Notices, reports and other written communications required or permitted by this Agreement to be given or sent by one Party to the other shall be delivered by special carrier, mailed (only if it is reasonable to expect such mail will be delivered within five (5) days) to

Contract Employee Address:

Darrell Brookstein

3383 Chippewa Ct.

San Diego. CA 92117

E-mail: darrell@nanotechnology.com

Stellar Address:

Stellar Biotechnologies, Inc.

321 E. Hueneme Rd. #170

Port Hueneme, CA, 93041

Attn: Frank Oakes

Phone: (805) 488-2147

E-mail: foakes@stellarbiotech.com

ARTICLE 11 – DATA AND CONFIDENTIALITY

5.1

Data

All plans, specifications, notes, drawings, and other materials used or produced by Contract Employee it performing the work under this Agreement shall remain the property Stellar.

Contract Employee is in no way entitled to copy or use specifications, notes, drawings, manuals and all other materials for sale or for disclosure to a third party and is not entitled to use the same materials for an purposes whatsoever beyond the project for which they were originally prepared.

5.2

Confidentiality

Contract Employee engages to treat all information received from Stellar, whether this information concerns drawings, designs, description, specifications, lists of parts/equipment, operating manuals, and all other materials and information provided by Stellar by Stellar as Confidential, and furthermore agrees not to disclose any of said materials or informal tion to any third party without the written approval of Stellar.

If it should be proved that a third party has unjustifiably obtained access to such information due to an intentional or negligent act or omission of either of the Parties, the responsible Party is liable for any and all losses which arise therefrom.

ARTICLE 6 - JURISDICTION AND LEGALITY.

6.1

Jurisdiction

Any dispute arising under or by virtue of this Agreement or any difference in opinion between the Parties hereto concerning their rights and obligations under this Agreement shall be finally resolved by arbitration. Such arbitration proceedings shall take place In Ventura, CA, USA, in accordance with the applicable rules of arbitration of the American Arbitration Association. The decision of the arbitration proceedings shall be final and binding upon both Parties.

6.2

Legal Adherence

Contract Employee and Stellar respectively agree to comply with all laws, rules and regulations, which are now or may become applicable to operations covered by this Agreement and any work connected herewith. This Agreement shall be construed and interpreted in accordance with the laws of The United States of America.

ARTICLE 7 – MISCELLANEOUS COVENANTS

7.1

Taxes

Contract Employee shall be solely responsible for any taxes levied on the work under this Agreement, including, but not limited to payroll taxes.

7.2

Entire Agreement

This Agreement represents the entire agreement between the Parties and supersedes and replaces ull prior communications, written or oral, between the Parties relating to the matters covered herein.

16.5

Inurement

This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties, notwithstanding any other provision herein.